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                                March 15, 2021

       Stephen Vogel
       Chief Executive Officer and Chairman of the Board
       Tuscan Holdings Corp.
       135 E. 57th Street, 18th Floor
       New York, New York 10022

                                                        Re: Tuscan Holdings
Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed February 16,
2021
                                                            File No. 001-38826

       Dear Mr. Vogel:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed February 16, 2021

       Interests of Tuscan's Directors,, page 25

   1. Please revise to quantify the interests affiliates of InterPrivate have in the transactions, including how the
amount of that interest is determined. Also revise to quantify the amount of reimbursement
Tuscan's board will be entitled to receive.
       Comparative Per Share Data, page 37

   2. Please provide pro forma equivalent per share disclosures. Refer to the instructions to
                                                        Item 14, paragraph
7(b)(10) of Schedule 14A. See Instruction 2 to the Item for guidance on equivalent per share
data.
       Risk Factors, page 38

   3. We note the uncertain tax consequences you discuss in your disclosures beginning on
 Stephen Vogel
Tuscan Holdings Corp.
March 15, 2021
Page 2
         page 107. Please add a risk factor describing those consequences, the degree of uncertainty and the potential outcomes to investors. Please also revise your summary and
         Questions and Answers section to briefly highlight the uncertain tax consequences.
The Charter provides,, page 85

4. Please revise this risk factor and your disclosure on page 219 to describe the full scope of the provision you discuss, consistent with Annex B-1 to this filing. Background of the Business Combination, page 96

5. Please revise to clarify how you determined the initial $2.4 billion valuation, as disclosed on page 99. Also revise to discuss how that valuation and the other material terms of the transaction changed during the negotiations of the parties, including proposals and counterproposals submitted by the parties.
Tuscan's Board of Directors' Reasons, , page 101

6. Please revise to describe the research and analysis of the comparable companies and transactions and "certain projections" that your board conducted in approving the transaction and in determining that the 80% test was satisfied. Currently, it is unclear from your disclosure what companies or transactions were considered, how they compare to this transaction and Microvast and what financial metrics were assessed. It is also unclear how the projections to which you refer were utilized by your board in reaching its conclusions. Given this, it is unclear how investors are able to evaluate your board's conclusions.
Registration Rights and Lock-up Agreement, page 124

7. Please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1. Unaudited Pro Forma Condensed Combined Financial Statements, page 125

8. Refer to note 4 on page 135. Please quantify the number of potentially dilutive securities that have been excluded from pro forma loss per share calculations because they are anti-
         dilutive.
The Charter Proposal, page 137
FirstName LastNameStephen Vogel
9. Please revise to describe the intended change to the exclusive forum provision in your
Comapany   NameTuscan
       charter.           Holdings
                Please also revise toCorp.
                                      include this change as a separate
proposal in your disclosure
       beginning  on
March 15, 2021 Page 2page  139.
FirstName LastName
 Stephen Vogel
FirstName  LastNameStephen Vogel
Tuscan Holdings  Corp.
Comapany
March      NameTuscan Holdings Corp.
       15, 2021
March3 15, 2021 Page 3
Page
FirstName LastName
Tuscan's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations, page 158

10. We note the marketable securities held in the Trust Account sustained a significant unrealized loss in the three months ended September 30, 2020. We further note that interest income decreased during the nine month period ended September 30, 2020 compared to the same prior year period. Your MD&A does not provide any insight behind the significant drivers of the changes in interest income or changes in value of the trust assets. Given your disclosure in the financial statements that the assets held in the Trust
         Account are substantially held in U.S. Treasury Bills, please expand your disclosures to more fully discuss the yield changes and loss and the investments involved.
Annual Cash Incentive Compensation Program, page 184

11. Please reconcile the disclosure here that Microvast does not maintain an annual cash incentive program with your disclosure on page 185 regarding the terms of Mr.
         Kelterborn's employment agreement.
Microvast's Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 187

12.      Please revise MD&A to more fully disclose and discuss the following:
             The facts and circumstances related to the 56.1% decrease in revenue in 2019 that you attribute to a change in government subsidy policies in the PRC. Address the specific nature of the change, disclose when in 2019 the change occurred, and discuss how you determined the change was responsible for the decrease in revenue. Also, address your expectations regarding future subsidies and their potential impact on revenue trends.
             The facts and circumstances related to the significant decrease in the gross profit margin in 2019, including the factors that resulted in negative gross profits during the three month period ended December 31, 2019. Also, address the inventory impairments you recorded during each period, including the reasons for the impairments, the potential impact of future impairments, and why inventory balance sheet amounts are so significant relative to cost of revenue during each related period.
             More fully explain your billing terms and address why accounts and notes receivable balance sheet amounts at September 30, 2020, December 31, 2019 and
             December 31, 2018 represented 137% of revenue during the period ended September
             30, 2020, 132% of revenue during 2019, and 102% of revenue during 2018.
             More fully explain the specific nature of the construction in progress at each balance sheet date, including when the projects are expected to be completed and the amount of funding required for completion.
             More clearly address how your common stock valuations during the periods presented relate to the fair value indicated by the current merger transaction.
 Stephen Vogel
Tuscan Holdings Corp.
March 15, 2021
Page 4
Overview, page 187

13. If you elect to highlight your relationships with customers or potential customers, please avoid vague terms like "long-term partnership" and "global cooperation agreement."
      Instead, revise to explain clearly the material features of the agreement, including the respective rights and obligations of the parties, termination provisions and duration.
Revenue, page 193

14. Please revise to clarify the "change in government subsidy policies," how it impacted your operations as well as those of your suppliers and customers and whether that change remains in effect.
Index to Financial Statements, page F-1

15. Please provide updated financial statements and related disclosures to the extent required by Rules 3-12/8-08 of Regulation S-X.
Tuscan Holdings - Financial Statements, page F-2

16. Please revise the notes to the financial statements to update the current date through which the Company has to complete a Business Combination.
Microvast Inc. - Consolidated Financial Statements
21. Segment Information, page F-62

17. Please disclose revenue and long-lived assets attributed to any individual countries that are material as required by ASC 280-10-50-41.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kevin Stertzel at (202) 551-3723 or Anne McConnell at
(202) 551-
3709 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at
(202) 5541-3397 with any other questions.



                                                            Sincerely,
FirstName LastNameStephen Vogel
                                                            Division of
Corporation Finance
Comapany NameTuscan Holdings Corp.
                                                            Office of
Manufacturing
March 15, 2021 Page 4
cc:       Alan Annex
FirstName LastName